Special Opportunities Fund, Inc. 615 East Michigan Street, Milwaukee, WI 53202

December 18, 2022

W. Scott Jardine, Secretary

First Trust Dynamic Europe Equity Income Fund

120 East Liberty Drive, Suite 400

Wheaton, Illinois 60187

Dear Mr. Jardine:

In your letter of December 14, 2022, you state:

The Board of Trustees of the Fund (the “Board”) has received the Purported Notice and after due consideration, evaluation and consultation with legal counsel has determined that the Purported Notice is materially deficient and does not meet numerous of the requirements set forth in the by-laws of the Fund (the “By-Laws”), including without limitation, the failure to provide all information regarding the Purported Nominees that would be required by various rules and forms under the federal securities laws to be provided in a proxy statement, as required by the By-Laws. The information required to accompany a “Shareholder Notice” (as such term is defined in the By-Laws) is necessary for the Board to make an evaluation of the eligibility (under the By-laws and applicable law) and qualifications of a proposed nominee and to comply with the federal securities laws. Therefore, under the authority granted to the Board pursuant to the By-Laws, the Board has determined that the Purported Notice did not comply with the mandatory requirements of the By-Laws. As a result, such nominations will be disregarded and both Purported Nominees are deemed ineligible to be elected at the 2023 Meeting, and any votes submitted for a Purported Nominee at the 2023 Meeting shall not be counted ”

As you know, Dan Lindquist requested that we not submit an advance notice letter to nominate trustees until our NDA expired, which was just two days before the advance notice deadline of December 3, 2022, a deadline that we asked -- but the Board declined -- to extend. Since we believed the Board was acting in good faith, we agreed to hold off on submitting nominations while the NDA was in effect. After we reached an impasse, it was difficult to parse through some of the most incomprehensible and restrictive legalese we have ever seen and prepare a notice that complied with the By-Laws in just two days. In an effort to comply with the By-Laws, we selected nominees who owned no shares of the Fund and who had never been involved in the management of any company. In this regard, we note that our letter of December 3 stated:

Except as set forth in the next sentence, the information requested in Article III Section (3)(b)(iii)(A) of the Trust’s By-Laws, is inapplicable as to either nominee. Neither nominee owns shares of the Trust or is or will be an interested person of the Trust; each nominee satisfies the qualifications of persons nominated or seated as Trustees as set forth in Article IV, Section 7 of the Trust’s By-Laws and meets all applicable legal requirements relevant to service as a Trustee (as set forth in paragraph 11 of subsection (3)(b)(iii)(A)). (Emphasis added.)

In your letter, you do not enumerate specifically what information we failed to provide. However, if the Trustees wish to act in good faith and not merely to prevent a contested election, they should tell us what specific information they would like us to provide to cure any purported deficiencies. Alternatively, we propose one or both of the following:

1. You can send us (via email to pgoldstein@bulldoginvestors.com) the questionnaire referenced in Article III Section (3)(b)(iii)(D) of the By-Laws which (presumably) would specify the information relating to each nominee that will allow the Board to determine his eligibility to be a nominee.

2. We will file our preliminary proxy materials with the SEC which the staff can review for compliance with the “various rules and forms under the federal securities laws.”

It is unfortunate that we were unable to reach a meeting of the minds while our NDA was in effect. That said, we are open to further discussions concerning the future of the Fund. However, unless the Board acts in good faith and tells us what specific information it believes we have not provided, and allows us to respond in a timely fashion, we cannot accept its conclusory self-serving determination that our nominees (who are, after all, potential opponents of the incumbent trustees), are ineligible. And it would be more unfortunate if we have to litigate to resolve this matter. Hopefully, that will not be our only option.

Very truly yours,

/s Phillip Goldstein
Phillip Goldstein
Chairman

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